Exhibit 99.1

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2026

This section should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this interim report.

Unless otherwise indicated or the context otherwise requires, all references to “the Company,” “our company,” “we,” “our,” “ours,” “us” or similar terms refer to AIOS Tech Inc. and its subsidiaries.

Overview

On December 23, 2025, as part of the strategic repositioning of the Company, AIOS Tech Inc. completed the disposal of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), formerly a wholly-owned subsidiary of AIOS Tech Inc., and all of its subsidiaries to an unrelated third-party enterprise, discontinuing its former financial services and supply chain trading businesses operated in mainland China. The results of these disposed businesses are presented as discontinued operations, with all prior-period amounts reclassified to conform to the current presentation.

In June 2025, the Company relaunched its SME financing solution business outside mainland China through AIOS Tech Inc. On December 1, 2025, it acquired YD Network Technology Company Limited ("YD Network") and shifted its business focus toward information technology services, advancing management's vision of positioning the Company as a provider of AI and technology-empowered professional services.

Following this restructuring, the Company has one single reportable segment which comprise two primary businesses:

●	Small and Medium Enterprise (“SME”) Financing Solutions: we offer a comprehensive range of financing solutions to SMEs, encompassing the design, issuance, distribution, and management of financial products.

●	Information Technology Services: we deliver digital transformation services including customized IT solutions for the financial sector, data-driven full-stack solutions, and AI-driven end-to-end scenario services, all designed to enhance operational efficiency, optimize processes, and accelerate digitalization through scalable, secure technology.

The following discussion relates solely to our continuing operations, which primarily comprise the financial results of AIOS Tech Inc. and YD Network. Because YD Network was not owned by the Company during the comparative period, and our overseas SME financing solution business only commenced in June 2025, prior-period contributions are limited, significantly impacting year-over-year comparability.

Selected Financial Results for the Six Months Ended June 30, 2026

	Six Months ended June 30,		Changes
	2026	2025	($)	(%)
Revenue	$1,097,935	$-	$1,097,935	N/A
Cost of revenue	(400,000)	-	(400,000)	N/A
Gross profit	697,935	-	697,935	N/A
Total operating expenses	(582,411)	(65,157)	(517,254)	794%
Income (loss) from operations	115,524	(65,157)	180,681	N/A
Other income (loss)	515,546	(524,733)	1,040,279	N/A
Income (loss) before income taxes from continuing operations	631,070	(589,890)	1,220,960	N/A
Net income (loss)
Net income (loss) from continuing operations	599,039	(589,890)	1,188,929	N/A
Net loss from discontinued operations	-	(69,400,625)	69,400,625	N/A
Net income (loss) attributable to shareholders	599,039	(69,993,792)	70,592,831	N/A

All comparisons are on a year-over-year (“yoy”) basis unless otherwise noted.

Revenue

The following table presents a breakdown of our revenue for the six months ended June 30, 2026 and June 30, 2025.

	Six Months ended June 30,				Changes	Changes
	2026	%	2025	%	($)	(%)
Revenue from services:
Information Technology Services	977,935	89%	-	-	977,935	N/A
SME financing solutions services	$120,000	11%	$-	-	$120,000	N/A
Total revenue	$1,097,935	100%	$-	-	$1,097,935	N/A

●	Total revenue was $1.1 million for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year, primarily due to the inclusion of the revenue of YD Network which was newly acquired in December 2025.

●	Revenue generated from information technology services was $1.0 million for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year, due to the acquisition of YD Network in December 2025.

●	Total revenue generated from SME financing solutions services was $0.1 million for the six months ended June 30, 2026 as compared to nil in the same period of last fiscal year, primarily due to the Company's strategic wind-down of its SME financing solutions business to reallocate resources toward the information technology services segment, consistent with the Company's ongoing transformation into an AI-empowered professional services provider.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the six months ended June 30, 2026 and June 30, 2025:

	Six Months ended June 30,				Changes	Changes
	2026	%	2025	%	($)	(%)
Cost of revenue:
Information Technology Services	400,000	100%	-	-%	400,000	N/A
SME financing solutions	$-	-	$-	-%	-	-
Total cost of revenue	$400,000	100%	$-	-%	400,000	N/A

Cost of revenue was $0.4 million for the six months ended June 30, 2026, as compared to nil in the same period of the last fiscal year, due to the acquisition of YD Network in December 2025 and the disposal of the legacy business.

●	Cost of revenues for information technology services was $0.4 million for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year, reflecting the acquisition of YD Network in December 2025 and the ramp-up of our IT services operations. Cost of revenues for information technology services primarily consist of outsourced personnel costs for information system construction related to client projects.

●	Cost of revenues for SME financing solutions business was nil for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year. The revenue recognized during these periods was derived from our overseas SME financing solutions business activities that utilized resources of the legacy PRC operations, with all associated costs recorded within the legacy PRC operations, which were disposed of on December 23, 2025 and classified as discontinued operations.

Gross profit

Gross profit was $0.7 million for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year. Gross margin was 64% for the six months ended June 30, 2026. Gross profit was derived entirely from our information technology services, as the legacy PRC SME financing solution business was disposed of and reclassified as discontinued operations. Our information technology service business is project-based and asset-light with cost of revenue consisting primarily of subcontracting fees and direct project staff costs, and margin is driven by project mix, the proportion of work delivered in-house versus outsourced. Margins may fluctuate period to period depending on project mix and utilization, and there can be no assurance that current levels will be sustained.

Operating expenses

Total operating expenses were $0.6 million for the six months ended June 30, 2026, compared to $0.1 million in the same period of last fiscal year, primarily due to the acquisition and divestiture mentioned above.

●	General and administrative expenses were $0.6 million for the six months ended June 30, 2026 compared to $0.1 million in the same period of last fiscal year, due to the above mentioned acquisition and disposal. Administrative expenses primarily consist of employee payrolls, professional fees and utilities and general corporate overhead.

Income (loss) from operations

As a result of the foregoing factors, the Company recorded an income from operations of $0.1 million for the six months ended June 30, 2026, as compared to a loss from operations of $0.1 million in the same period of last fiscal year.

Other income (loss)

Interest and investment income was $0.2 million for the six months ended June 30, 2026, compared to a loss of $0.5 million in the same period of the prior fiscal year.

Other income was $0.3 million for the six months ended June 30, 2026, as compared to nil in the same period of last fiscal year. The increase was primarily driven by an unrealized gain on equity securities of $272,723.

Income tax expenses

Income tax expense was $32,031 for the six months ended June 30, 2026, compared with nil in the same period of last fiscal year. The income tax expense mainly relates to income tax expenses incurred by YD Network, a subsidiary newly consolidated in December 2025.

Net income (loss) from continuing operations

As a result of the foregoing factors, we recognized a net income from continuing operations of $0.6 million for the six months ended June 30, 2026, compared to a net loss from continuing operations of $0.6 million in the corresponding period of last fiscal year.

Net loss from discontinued operations

The net loss from discontinued operations was nil for the six months ended June 30, 2026, as compared to a net loss from discontinued operations of $69.4 million in the corresponding period of last fiscal year, representing gains from the disposal of NiSun BVI and its subsidiaries and consolidated VIEs in December 2025.

Net income (loss) attributable to the Company’s shareholders

As a result of the foregoing factors, our net income attributable to our shareholders was $0.6 million for the six months ended June 30, 2026, as compared to net loss attributable to shareholders of $70.0 million in the corresponding period of last fiscal year.

Basic and diluted earnings (loss) per Share from continuing operations

Basic and diluted earnings per share from continuing operations were $0.27 and $0.27 for the six months ended June 30, 2026, compared with basic and diluted loss of $0.13 and $0.13 per share in the same period of last fiscal year.

Financial Condition and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents of $0.3 million, compared to $1.4 million as of December 31, 2025.

The Company’s other receivables amounted to $28,891,659 as of June 30, 2026, consisting of subscription receivable of $18,825,600, and loans to third parties of $10,066,059.

The subscription receivable represents amounts due from shareholders for unpaid consideration related to a private placement offering completed on March 6, 2026. As of the date of this report, approximately $6.08 million of the outstanding subscription receivable had been collected, with the remaining $12.7 million expected to be collected by the end of 2026. Loans to third parties include: (i) loans to a third-party enterprise, which increased from $2.0 million at December 31, 2025 to $4.8 million at June 30, 2026,primarily attributable to additional funds advanced to support the borrower's working capital needs, with a loan term of one year from the date of transfer and bearing interest at 2% per annum; (ii) loans of $5.3 million to another third-party enterprise for its working capital needs. The company can demand repayment of such amount at any time upon written notice.

In evaluating our liquidity, the Company diligently monitors and analyzes our cash reserves alongside our operating and capital expenditure commitments. Our liquidity requirements are primarily directed at meet our working capital needs, covering operating expenses, and fulfilling capital expenditure obligations.

Given these considerations, management is confident that we possess sufficient funds to meet our working capital requirements for the twelve months following the date of this report.

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2026	2025
Net cash provided by (used in) operating activities	$1,790,738	$(36,772,655)
Net cash (used in) provided by investing activities	(8,092,410)	1,796,732
Net cash provided by financing activities	5,174,400	615,022
Effect of exchange rate change in cash, cash equivalents and restricted cash	-	(581,733)
Net change in cash, cash equivalents and restricted cash	(1,127,272)	(34,942,634)

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2026 was approximately $1.8 million, which was primarily attributable to net income of approximately $0.6 million, adjusted for non-cash items, which had a net negative impact of approximately $0.2 million, along with adjustments for changes in working capital that totaled approximately $1.4 million.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately $36.8 million, which was primarily attributable to net loss of approximately $70.0 million, which was adjusted for non-cash items of approximately positive $75.3 million, reduced by changes in working capital that totaled approximately $42.1 million.

Investing activities

Net cash used in investing activities was $8.1 million for the six months ended June 30, 2026, primarily attributable to cash outflows of $8.8 million for loans to third parties and $0.2 million for the purchase of short-term investments, partially offset by $0.8 million in collections on third parties loans and $0.1 million in proceeds from the sale of short-term investments.

Net cash provided by investing activities was $1.8 million for the six months ended June 30, 2025, primarily driven by a net cash outflow of $0.3 million loss on the sale of short-term investments, partially offset by $2.0 million in proceeds from the sale of a derivative asset and $0.1 million in proceeds from the disposal of property and equipment.

Financing activities

Net cash provided by financing activities was $5.2 million for the six months ended June 30, 2026, primarily attributable to $5.2 million of proceeds from issuance of ordinary shares. These proceeds represent the cash portion of the private placement completed on March 6, 2026, in which the Company issued 3,000,000 Class A common shares (as adjusted for the reverse share split) and warrants for an aggregate subscription price of US$24.0 million; US$18,825,600 remained receivable as of June 30, 2026 and $6.1 million was subsequently collected in August 2026.

Net cash provided by financing activities was $0.6 million for the six months ended June 30, 2025, primarily attributable to $0.7 million of proceeds from short-term bank loans, partially offset by $0.1 million in repayments of short-term bank loans.

AIOS TECH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

( IN US DOLLARS)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$283,402	$1,410,674
Short-term investments	462,900	2,930
Accounts receivable, net	120,000	1,580,000
Other receivables	28,891,659	2,050,000
TOTAL CURRENT ASSETS	29,757,961	5,043,604

NON-CURRENT ASSETS:
Intangible assets, net	48,583	54,083
Non-current assets of discontinued operations	-	-
TOTAL NON-CURRENT ASSETS	48,583	54,083
TOTAL ASSETS	$29,806,544	$5,097,687

LIABILITIES
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$19,198	$331,882
Accounts payable	200,000	-
Due to related parties - current	12,083	12,083
Taxes payable	99,397	67,367
Current liabilities of discontinued operations	-	-
TOTAL CURRENT LIABILITIES	330,678	411,332

NON-CURRENT LIABILITIES
Non-current liabilities of discontinued operations	-	-
TOTAL NON-CURRENT LIABILITIES	-	-
TOTAL LIABILITIES	330,678	411,332

SHAREHOLDERS’ EQUITY*:
Class A common share, $0.0001 and $0.2 par value, 9,600,000,000 and 1,500,000 shares authorized, 3,249,337 and 249,255 shares issued, and 3,249,337 and 239,918 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	325	49,851
Class B common share, $0.0001 and $0.2 par value, 400,000,000 and 50,000 shares authorized, no shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	-	-
Treasury shares	-	(1,469,517)
Additional paid-in capital	165,317,333	141,267,807
Accumulated deficit	(135,841,792)	(135,161,786)
Statutory reserves	-	-
Accumulated other comprehensive income	-	-
COMMON SHAREHOLDERS’ EQUITY	29,475,866	4,686,355
Non-controlling interests	-	-
TOTAL SHAREHOLDERS’ EQUITY	29,475,866	4,686,355
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,806,544	$5,097,687

*	The share amounts reflect the Company’s 1-for-20 reverse share split effected on April 27, 2026.

AIOS TECH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

UNAUDITED

( IN US DOLLARS)

	For the Six Months Ended June 30,
	2026	2025

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$120,000	$-
Information Technology services	977,935	-
Total revenue	1,097,935	-

COST OF REVENUE:
Cost of revenue - services	(400,000)	-

GROSS PROFIT	697,935	-

OPERATING EXPENSES:
General and administrative expenses	(582,411)	(65,157)
Total operating expenses	(582,411)	(65,157)
INCOME (LOSS) FROM OPERATIONS	115,524	(65,157)

OTHER INCOME (EXPENSES):

Interest and investment income (expense)	160,907	(524,733)
Other income, net	354,639	-
Total other income (expense)	515,546	(524,733)

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	631,070	(589,890)

INCOME TAX EXPENSES	(32,031)	-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	599,039	(589,890)

NET LOSS FROM DISCONTINUED OPERATIONS	-	(69,400,625)
NET INCOME (LOSS)	599,039	(69,990,515)
Net income attributable to non-controlling interests:
Continued operations	-	-
Discontinued operations	-	(3,277)
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$599,039	$(69,993,792)
Continuing operations	599,039	(589,890)
Discontinued operations	-	(69,403,902)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation gains	-	4,045,915
COMPREHENSIVE INCOME (LOSS)	599,039	(65,947,877)
Comprehensive income attributable to non-controlling interests	-	(41)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$599,039	$(65,947,918)

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
EARNINGS (LOSS) PER COMMON SHARE- BASIC AND DILUTED	$0.27	$(15.31)
Continuing operations	0.27	(0.13)
Discontinued operations	-	(15.18)
Weighted average number of shares outstanding-basic and diluted*	2,188,511	4,571,235

*	The share amounts reflect the Company’s 1-for-20 reverse share split effected on April 27, 2026

AIOS TECH INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(IN US DOLLARS)

	For the Six Months Ended June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$599,039	$(69,990,515)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,500	603,233
Income from investments	(406,915)	-
Deferred tax benefit	-	7,880
Repurchase treasury shares	-	524,733
Shares issued for compensation	190,472	1,558,200
Increase in interest receivable	(26,704)	-
Impairment loss of assets	-	55,275,084
Impairment for goodwill	-	17,373,793
Changes in operating assets and liabilities:
Accounts receivable	1,460,000	17,546,090
Advance to suppliers, net	-	(89,624,037)
Prepaid expenses and other current assets	-	12,604,807
Receivables from supply chain solutions	-	(597,404)
Inventories	-	(6,850,778)
Accounts payable	200,000	23,295,164
Advance from customers	-	4,081,187
Taxes payable	32,030	(2,040,306)
Other payables	(241,031)	2,319,145
Payable to supply chain solutions	-	(2,364,228)
Operating lease liabilities	-	(502,399)
Accrued expenses and other current liabilities	(21,653)	7,696
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,790,738	(36,772,655)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	-	(14,469)
Purchase of intangible assets	-	(2,048)
Proceeds from sale of short-term investments	134,192	-
Proceeds from sale of Derivative asset	-	2,009,193
Proceeds from disposal of property and equipment	-	70,538
Purchase of short-term investments	(187,247)	(266,482)
Payment for business acquisition	(50,000)	-
Proceeds from disposal of subsidiaries	50,000	-
Collections of loans from third parties	800,000	-
Payments made for loans to third parties	(8,839,355)	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(8,092,410)	1,796,732

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	5,174,400	-
Repayment of short-term bank loans	-	(74,385)
Proceeds from short-term bank loans	-	689,407
NET CASH PRIVIDED BY FINANCING ACTIVITIES	5,174,400	615,022

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	-	(581,733)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,127,272)	(34,942,634)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	1,410,674	45,021,759

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$283,402	$10,079,125

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$-	$1,591,459
Cash paid for interest	$-	$74,385

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Issuance of shares for share-based compensation	$190,472	$260,000